FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2011

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:                      SYNGENTA AG

Press Release:	"2011 Half Year Results”

Herewith we furnish a press release related to Syngenta AG. The full text of the press release is the following:

# # #

Syngenta International AG Media Office CH-4002 Basel Switzerland Tel: +41 61 323 23 23 Fax: +41 61 323 24 24 www.syngenta.com	Media contacts: Michael Edmond Isaac Switzerland +41 61 323 2323 Paul Minehart USA +1 202 737 8913	Analyst/Investor contacts: Jennifer Gough Switzerland +41 61 323 5059 USA +1 202 737 6521 Claire Hinshelwood Switzerland +41 61 323 7812 USA +1 202 737 6520

Basel, Switzerland, July 22, 2011

2011 Half Year Results

Double digit growth in sales and net income

•	Sales $7.7 billion, up 14 percent; up 12 percent at constant exchange rates1

•	Robust volume growth, improved pricing environment: Q2 prices unchanged

•	Seeds EBITDA margin 25.7 percent (H1 2010 20.0 percent)

•	Net income2 $1.4 billion, up 14 percent

•	Further improvement in working capital ratios: inventory reduction

	Reported Financial Highlights
	1st Half 2011 $m	1st Half 2010 $m	Actual %	CER1%
Sales	7,702	6,740	+ 14	+ 12
Crop Protection	5,634	4,996	+ 13	+ 10
Seeds	2,092	1,763	+ 19	+ 17
Net Income2	1,427	1,254	+ 14

EBITDA	2,149	1,927	+ 12	+ 10
Earnings per share3	$15.60	$13.95	+ 12

1	Growth at constant exchange rates, see Appendix A.
2	Net income to shareholders of Syngenta AG.
3	Excluding restructuring and impairment; EPS on a fully-diluted basis.

Mike Mack, Chief Executive Officer, said:

“In the first half of 2011, growers in the Northern hemisphere faced familiar challenges, with unfavorable weather and volatile crop prices.  However, tight grain supply in a context of growing demand meant that the overall level of crop prices was high, encouraging increased investment in technology.  Our sales showed sustained volume momentum in all regions and were, in addition, driven by the breadth of our portfolio and our strong emerging market presence.  An improved price environment for Crop Protection was reflected in stable pricing in the second quarter.  In Seeds, strong growth across crops and the further enhancement of our US corn portfolio resulted in a substantial improvement in profitability.

“In February we announced our new strategy based on three core objectives: Integrate, Innovate and Outperform.  We have already made rapid strides in execution and are ahead of schedule in the process of commercial integration.  The response from our customers has been positive and is a recognition of their need for innovation in an increasingly complex environment.  Their support is an endorsement of our continued investments in Research and Development and in the expansion of our footprint in key growth areas, notably the emerging markets.  These investments are being made with a clear focus on our over-arching objective, the development of an integrated offer on a global crop basis.”

Financial highlights 1st Half 2011

Sales $7.7 billion

Sales at constant exchange rates (CER) increased by 12 percent.  Reported sales were up 14 percent.  Crop Protection sales* were up 10 percent (CER), with 12 percent volume growth and a two percent reduction in price.  Seeds sales registered volume growth of 15 percent with prices two percent higher.

EBITDA $2.1 billion

At constant exchange rates, EBITDA increased by 10 percent with a margin of 28.3 percent compared with 28.6 percent in 2010.  The gross margin was maintained at constant exchange rates despite lower prices in Crop Protection; operating costs reflected further investments in growing the business.

Currency movements

Currency movements net of hedging increased EBITDA by $26 million.  Due to the appreciation of the Swiss franc versus the US dollar, the negative impact of currencies on full year EBITDA is expected to be approximately $75 million.

Net income

Reported net income increased by 14 percent to $1.43 billion.  Earnings per share, stated before restructuring and impairment, increased by 12 percent to $15.60 (2010: $13.95).

*   Crop Protection sales include $25 million of inter-segment sales.

Syngenta – July 22, 2011 / Page 2 of 33

Business Highlights 1st Half 2011

Crop Protection

•	Sales $5.6 billion, up 10%*

•	Volume +12%, price -2%

•	EBITDA $1.64 billion (2010: $1.57 billion)

•	EBITDA margin 29.3%* (2010: 31.5%)

Strong volume growth was maintained in the second quarter (+9 percent) despite challenging weather conditions in North America and Europe.  The pricing trend continued to improve with price stability in the second quarter (Q1: -3 percent).  The EBITDA margin was lower primarily due to lower prices in the first quarter.

Europe, Africa & the Middle East registered double digit volume growth in the first half despite the drought which hit several countries in the second quarter.  Growth was particularly strong in the CIS where weather conditions improved compared with last year and we offered an expanded range.  France also grew strongly with the launch of AXIAL® on cereals and the expansion of CALLISTO® and CRUISER® on increased corn acres.  In North America, volume growth offset a decline in herbicide prices notably in the first quarter.  Fungicide prices were stable and volume rose strongly with increased usage intensity.  Latin America has now seen double digit growth for six consecutive quarters.  Growth in the first half was led by insecticides, with further expansion in ACTARA® and the roll-out of AMPLIGO® (DURIVO® family).  A reduction in generic competition contributed to higher pricing.  Sales in Asia Pacific reflected our market-leading position and broad portfolio, with further impetus from high rice and cotton prices.  Sales were particularly strong in ASEAN and in China, where seed care sales on rice, cotton, corn and cereals are expanding rapidly.

Growth in Selective herbicides was concentrated in the emerging markets, notably the CIS and Central Europe.  AXIAL® was successfully launched in France and Iberia.  Sales of atrazine grew strongly in the Americas with lower imports of generic product.  Sales of Non-selective herbicides were broadly flat, with volume growth offsetting some further price weakness.  Fungicides showed growth in all regions, with a particularly strong performance in the USA where awareness of the crop enhancement effects of AMISTAR® is increasing.  Growth in Insecticides was broad-based with double digit increases in a number of products.  Seed care sales were boosted by the further expansion of AVICTA® and CRUISER® and by the success of MAXIM® in Europe.  In Professional products sales increased reflecting an improvement in the consumer segment in Europe and higher turf sales in Asia Pacific.

New products:  Sales of new products (defined as those launched since 2006) increased by 27 percent* to reach $386 million.  The main drivers were AVICTA®, up 72 percent*, with expansion on soybean and cotton, and DURIVO®, rolled out on a number of crops and now sold in all regions.

*   At constant exchange rates.

Syngenta – July 22, 2011 / Page 3 of 33

Seeds

•	Sales $2.1 billion, up 17%*

•	Volume +15%, price +2%

•	EBITDA $537 million (2010: $352 million)

•	EBITDA margin 26.4%* (2010: 20.0%)

Corn & Soybean:  Sales of Corn & Soybean increased in all regions.  In the USA, growth was driven by Corn with first season sales of AGRISURE VIPTERATM and increased licensing revenue.  Corn technology also drove growth in Latin America and Asia Pacific, with further trait launches to come in the 2011/12 season.  Growth in Europe was particularly strong in the CIS reflecting the adoption of high performing hybrids.

Diverse Field Crops:  Diverse Field Crops also performed well in the CIS with further expansion of our market share in the high value sunflower market in Russia.  Sugar beet sales benefited from the consolidation of Maribo from October 2010.

Vegetables:  Growth was primarily driven by Europe, with numerous innovations including new tomato products in Turkey and block pepper varieties in the Netherlands.  In the CIS we gained share in the important cabbage market; growth in the emerging markets of Latin America and Asia was also strong.  Sales in North America were lower due to high inventories of processed products.

Flowers:  Sales increased modestly with signs of improvement in the consumer environment in Europe and in North America.

First half integrated sales performance:

	1st Half 2011 $m	1st Half 2010 $m	Actual %	CER %
Europe, Africa & Middle East	2,922	2,390	+ 22	+ 18
North America	2,254	2,127	+ 6	+ 5
Latin America	1,038	891	+ 17	+ 15
Asia Pacific	1,027	899	+ 14	+ 9
Total	7,241	6,307	+ 15	+ 12
Lawn & Garden	485	452	+ 7	+ 4
Business Development	1	5	-	-
Inter business elimination	(25)	(24)	-	-
Total Syngenta	7,702	6,740	+ 14	+ 12

Combined crop pipelines: At a Capital Markets Day on June 21, Syngenta presented integrated pipelines for the following key crops: Cereals, Corn, Rice, Soybean, Sugar cane, Sunflower and Vegetables.  The pipelines enable the company to target sales of over $17 billion for these crops post 2015, compared with $8.4 billion in 2010.

*   At constant exchange rates.

Syngenta – July 22, 2011 / Page 4 of 33

Integration update: We are integrating our business model through the creation of 19 territories with a strategic crop focus.  The territories are grouped under the four geographic regions against which we continue to report.  So far in 2011 we have launched integrated commercial organizations in three territories – Australasia, Canada and the USA – and the pace of launches will accelerate through the remainder of the year.  We expect commercial integration to be completed worldwide by mid 2012, ahead of schedule.

We have appointed global crop teams for each of our strategic crops.  These teams are fully operational and will work alongside territory and regional management to develop and maximize an integrated offer by crop.

We are on track to realize efficiency gains from the integrated business model of $75 million in 2011, mainly in SG&A expenses.  Net annualized savings of $650 million are targeted for 2015, of which around 45 percent will come from SG&A and 55 percent from COGS.

Net financial expense

Net financial expense of $67 million was slightly higher than in 2010 ($55 million).

Taxation

The underlying tax rate was 19 percent (2010: 19 percent). For the full year we expect a tax rate around 20 percent.

Cash flow

Average trade working capital as a percentage of sales was reduced to 37 percent from 43 percent in the first half of 2010.  The improvement was due to a further reduction in inventories as demand in both Crop Protection and Seeds remained strong.  Fixed capital expenditure including intangibles declined to $193 million (H1 2010: $266 million) following the completion in 2010 of capacity expansion for two major Crop Protection products.  Acquisition spend totaled $18 million.

Dividend and share repurchase

A dividend of CHF 7.00 per share (2010: CHF 6.00) was paid on April 28, representing a total payout of $705 million.  In February the company announced its intention of repurchasing shares with a planned amount of $200 million in 2011.  In the first half of the year, 306,500 shares were repurchased with a value of $100 million.

Outlook

Mike Mack, Chief Executive Officer, said:

“As we enter the second half of the year, a positive outlook for the main Latin American season starting in September is underpinned by favorable fundamentals.  We also expect further expansion in Asia Pacific and look forward to continuing strong growth in volumes with further gains in market share across the business.  We expect to generate 2011 full year free cash flow in excess of $1 billion.  In addition, the outlook for pricing for the rest of the year is positive and we expect stable pricing for the full year.  For the 2012 season, we are currently raising prices across the business with the aim of achieving an overall increase in the mid single digits.  This will enable us to offset the impact of inflation and to make further investments in the development of our integrated offer.

“We continue to target above-market growth while expanding the size of the market through crop-based innovation.  Our proven ability to manage manufacturing costs and to leverage our global presence will contribute to maintaining a high level of profitability.  Finally, we target Cash Flow Return on Investment in excess of 12 percent and a continuous increase in the dividend.”

Syngenta – July 22, 2011 / Page 5 of 33

Crop Protection

For a definition of CER, see Appendix A.

	1st Half		Growth		2nd Quarter		Growth
Product line	2011 $m	2010 $m	Actual %	CER %	2011 $m	2010 $m	Actual %	CER %
Selective herbicides	1,747	1,620	+ 8	+ 5	920	877	+ 5	+ 1
Non-selective herbicides	565	548	+ 3	- 1	315	316	-	- 5
Fungicides	1,729	1,488	+ 16	+ 13	848	681	+ 24	+ 19
Insecticides	858	700	+ 23	+ 19	428	349	+ 23	+ 17
Seed care	430	369	+ 17	+ 13	173	130	+ 33	+ 26
Professional products	267	242	+ 11	+ 6	139	122	+ 15	+ 8
Others	38	29	+ 28	+ 22	21	11	+ 78	+ 66
Total	5,634	4,996	+ 13	+ 10	2,844	2,486	+ 14	+ 9

Selective herbicides:  major brands AXIAL®, CALLISTO® family, DUAL®/BICEP® MAGNUM,  FUSILADE®MAX, TOPIK®

Selective herbicide volumes were significantly higher, notably in Europe driven by AXIAL® on cereals and the corn herbicide CALLISTO®.  Growth in demand in the CIS was augmented by the successful integration of the Dow AgroSciences portfolio.  In North America, strong sales of atrazine reflected increased corn acreage and reduced generic competition.  TOPIK® sales were adversely affected by high opening channel inventories in Canada.  Pricing was positive in all regions with the exception of North America.

Non-selective herbicides:  major brands GRAMOXONE®, TOUCHDOWN®

In Non-selective herbicides, volumes increased across all regions driven in particular by the use of GRAMOXONE® in Asia as an alternative to hand weeding.  TOUCHDOWN® volumes were also higher.  Pricing remained below last year with the exception of Brazil, where lower inventory levels are leading to price recovery.

Fungicides:  major brands ALTO®, AMISTAR®, BRAVO®, REVUS®, RIDOMIL GOLD®, SCORE®, TILT®, UNIX®

Fungicides sales were 13 percent higher due to strong volume growth in all regions and slightly higher pricing.  North America volumes increased by almost 40 percent reflecting positive market sentiment and growers’ desire to maximize yields through crop enhancement solutions, as well as an increased level of disease pressure.  Volumes in both the CIS and China were up strongly reflecting increased technology adoption.  AMISTAR® sales were up 21 percent globally with significant growth in North America and in Asia Pacific, where they were driven by growth in rice, fruit and vegetables as well as higher consumption in cereals.  The new fungicide SEGURIS® continued to grow with a UK launch on wheat.

Syngenta – July 22, 2011 / Page 6 of 33

Insecticides: major brands ACTARA®, DURIVO®, FORCE®, KARATE®, PROCLAIM®, VERTIMEC®

Insecticides sales were up 19 percent with volume growth in all regions driven primarily by DURIVO® and ACTARA®.  Both Europe and Brazil saw significant sales growth linked to increased insect pressure.  DURIVO® sales were up 85 percent due to its continued roll out; growth in Asia Pacific was mainly driven by launches in vegetables, notably in China.  ACTARA® sales were largely driven by Latin America where we were able to capture significant share resulting from the replacement of organophosphates, as well as building on the success of ENGEO® launched in 2010.

Seed care: major brands AVICTA®, CRUISER®, DIVIDEND®, MAXIM®, VIBRANCETM

Seed care sales were 13 percent higher reflecting strong growth in Europe and increased adoption rates in Asia Pacific, notably China.  CRUISER® sales in France more than doubled with expansion on corn and first sales on oilseed rape; further growth was generated through its expanded use on oilseeds in Central Europe and potatoes in Latin America.  AVICTA® sales were up in North America due to extended use on cotton; MAXIM® performed strongly in Europe.  VIBRANCETM seed treatment was launched in Argentina in May.

Professional products: major brands FAFARD®, HERITAGE®, ICON®

Professional products sales were six percent higher led by higher ornamentals sales in Northern Europe and increased demand in the golf and landscape market in Asia Pacific.

	1st Half		Growth		2nd Quarter		Growth
Crop Protection by region	2011 $m	2010 $m	Actual %	CER %	2011 $m	2010 $m	Actual %	CER %
Europe, Africa, Mid. East	2,152	1,785	+ 21	+ 16	1,041	827	+ 26	+ 16
North America	1,568	1,544	+ 2	-	873	857	+ 2	+ 1
Latin America	955	833	+ 15	+ 14	480	419	+ 15	+ 13
Asia Pacific	959	834	+ 15	+ 9	450	383	+ 18	+ 10
Total	5,634	4,996	+ 13	+ 10	2,844	2,486	+ 14	+ 9

Europe, Africa and the Middle East:  Sales were up 16 percent reflecting the successful launch of AXIAL® in France and Iberia.  Owing to adverse cereal growing conditions there was a shift from cereal to corn acreage resulting in a strong performance by CALLISTO® and DUAL GOLD® corn herbicides.  Weather conditions also increased the demand for insecticides with strong sales increases seen in ACTARA® and KARATE®.  Continued high commodity prices have encouraged farmers to secure yields through the use of fungicides:  AMISTAR® showed strong growth in the CIS and South East Europe; REVUS® performed strongly in Northern Europe.  Increased corn acreage boosted sales of seed care products.

In North America strong volume growth was offset by lower prices compared with the first half of 2010; however, prices were unchanged versus end 2010, and the second quarter showed a significant improvement compared with the first quarter.  In a context of high crop prices, growers are making significant investment in crop enhancement solutions to maximize yields, leading to significant growth in fungicides.  The largest contributor was AMISTAR® with volumes up 63 percent and prices up five percent.  Sales of cereal herbicides and non-selectives in Canada were lower.

Syngenta – July 22, 2011 / Page 7 of 33

Latin America:  Sales were up 14 percent driven in particular by growth in Insecticides.  Sales in ACTARA® were boosted by the substitution of organophosphates as well as by extended use in both sugar cane and cotton.  Growth was further enhanced by AMPLIGO® which was up significantly following last year’s launch on fruit and vegetables.  Continued expansion of GM seed areas increased overall demand for TOUCHDOWN®.  The further growth in CRUISER® enhanced seed care sales.

Asia Pacific:  Asia Pacific saw a further significant volume increase driven by the continued roll out of the DURIVO® family across the region, with an initial launch of AMPLIGO® in China and continued ramp up in the Bangladesh and Vietnam rice markets.  AMISTAR® volumes continued to grow in China and across ASEAN reflecting enhanced positioning and continued high crop prices.   Strong volume demand for GRAMOXONE® was seen as channel inventories declined in several countries.

Seeds

For a definition of CER, see Appendix A.

	1st Half		Growth		2nd Quarter		Growth
Product line	2011 $m	2010 $m	Actual %	CER %	2011 $m	2010 $m	Actual %	CER %
Corn & Soybean	961	806	+ 19	+ 19	327	253	+ 29	+ 27
Diverse Field Crops	515	386	+ 33	+ 31	218	193	+ 13	+ 9
Vegetables	398	360	+ 10	+ 8	221	200	+ 11	+ 6
Flowers	218	211	+ 4	+ 1	82	81	+ 1	- 4
Total	2,092	1,763	+ 19	+ 17	848	727	+ 17	+ 13

Corn & Soybean: major brands AGRISURE®, GARST®, GOLDEN HARVEST®, NK®

Corn and Soybean sales increased 19 percent with growth across all regions.  Sales in North America were driven by our new multi-stack offer including VIPTERATM and by increased licensing revenues.  In Europe a strong performance was seen primarily in Eastern Europe where corn acres increased following the drought in 2010 and high commodity prices incentivized increased acreage.  In Italy strong volumes reflected the positive response to our new integrated business model.  Growth in Latin America was largely driven by high commodity prices encouraging a shift towards GM hybrids.  In North America pricing was up in the first half reflecting the quality of the portfolio.

Diverse Field Crops:  major brands NK® oilseeds, HILLESHÖG® sugar beet

Diverse Field Crop sales were up by more than 30 percent reflecting an ongoing strong performance in the CIS.  Sunflower sales advanced in all major growing areas reflecting the quality of our portfolio and our market leader position in the high value segment.  Sugar beet sales in Europe increased due to the integration of the Maribo acquisition and were further augmented by additional tender business orders in Eastern Europe.  Sunflower also performed strongly in Latin America due to both volume growth and price increases.

Vegetables: major brands DULCINEA®, ROGERS®, S&G®, Zeraim Gedera

Vegetables sales reflected significant volume growth in the CIS and South East Europe driven by attractive grower returns.  The focus in Eastern Europe was on high quality brassica segments.  Spain and the Middle East expanded through a number of our innovative tomato, pepper and melon varieties.  Latin America, China and India all saw strong growth in tomato and pepper.  North America sales were down due to a cautious market environment with high inventories of processed products.

Syngenta – July 22, 2011 / Page 8 of 33

Flowers: major brands GoldFisch®, Goldsmith Seeds, Yoder®

Flowers sales were up one percent in the first half.  Europe, North America and North East Asia showed signs of an improving consumer environment.

	1st Half		Growth		2nd Quarter		Growth
Seeds by region	2011 $m	2010 $m	Actual %	CER %	2011 $m	2010 $m	Actual %	CER %
Europe, Africa, Mid. East	952	762	+ 25	+ 22	359	297	+ 21	+ 13
North America	911	811	+ 12	+ 12	351	323	+ 9	+ 8
Latin America	105	77	+ 36	+ 34	52	37	+ 38	+ 37
Asia Pacific	124	113	+ 10	+ 7	86	70	+ 24	+ 20
Total	2,092	1,763	+ 19	+ 17	848	727	+ 17	+ 13

Announcements and Meetings

Third quarter trading statement 2011	October 14, 2011
Full year results 2011	February 8, 2012
First quarter trading statement 2012	April 18, 2012
AGM	April 24, 2012

Syngenta is one of the world's leading companies with more than 26,000 employees in over 90 countries dedicated to our purpose: Bringing plant potential to life.  Through world-class science, global reach and commitment to our customers we help to increase crop productivity, protect the environment and improve health and quality of life.  For more information about us please go to www.syngenta.com.

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions. Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements. We refer you to Syngenta's publicly available filings with the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract therefor.

Syngenta – July 22, 2011 / Page 9 of 33

2011 Half Year Results

Syngenta Group

Interim Condensed Consolidated Financial Statements

The following condensed consolidated financial statements and notes thereto have been prepared in accordance with IAS 34, “Interim Financial Reporting”, as disclosed in Note 1 below.  They do not contain all of the information which IFRS would require for a complete set of financial statements and should be read in conjunction with the annual consolidated financial statements.

Condensed Consolidated Income Statement

For the six months ended June 30, (US$ million, except share and per share amounts)	2011	2010
Sales	7,702	6,740
Cost of goods sold	(3,785)	(3,245)
Gross profit	3,917	3,495
Marketing and distribution	(1,052)	(903)
Research and development	(559)	(507)
General and administrative	(457)	(443)
Restructuring and impairment:
Restructuring and impairment costs	(85)	(84)
Divestment gains	66	-
Total restructuring and impairment	(19)	(84)
Operating income	1,830	1,558
Income from associates and joint ventures	-	21
Financial expense, net	(67)	(55)
Income before taxes	1,763	1,524
Income tax expense	(335)	(265)
Net income	1,428	1,259
Attributable to:
Non-controlling interests	1	5
Syngenta AG shareholders	1,427	1,254
Net income	1,428	1,259
Earnings per share (US$):
Basic	15.47	13.47
Diluted	15.38	13.39
Weighted average number of shares:
Basic	92,270,329	93,075,102
Diluted	92,807,786	93,660,855

All amounts relate to continuing operations.

Syngenta – July 22, 2011 / Page 10 of 33

Condensed Consolidated Statement of Comprehensive Income

For the six months ended June 30, (US$ million)	2011	2010
Net income	1,428	1,259
Components of other comprehensive income (OCI):
Actuarial gains/(losses) of defined benefit post-employment plans	57	(173)
Unrealized gains on derivatives designated as cash flow and net investment hedges and other	48	10
Currency translation gains/(losses)	421	(277)
Income tax relating to OCI	(25)	41
Total comprehensive income	1,929	860
Attributable to:
Non-controlling interests	1	5
Syngenta AG shareholders	1,928	855
Total comprehensive income	1,929	860

All amounts relate to continuing operations.

Syngenta – July 22, 2011 / Page 11 of 33

Condensed Consolidated Balance Sheet

(US$ million)	June 30, 2011	June 30, 2010	December 31, 2010
Assets
Current assets:
Cash and cash equivalents	1,261	881	1,967
Trade receivables	5,339	4,197	2,554
Other accounts receivable	668	575	626
Inventories	3,679	3,441	3,844
Derivative and other financial assets	519	268	502
Other current assets	227	284	223
Total current assets	11,693	9,646	9,716
Non-current assets:
Property, plant and equipment	3,119	2,685	2,964
Intangible assets	3,053	3,006	3,087
Deferred tax assets	843	707	824
Derivative financial assets	322	115	176
Other non-current financial assets	611	348	518
Total non-current assets	7,948	6,861	7,569
Total assets	19,641	16,507	17,285
Liabilities and equity
Current liabilities:
Trade accounts payable	(3,456)	(2,828)	(2,590)
Current financial debt	(989)	(223)	(992)
Income taxes payable	(614)	(465)	(406)
Derivative financial liabilities	(212)	(150)	(291)
Other current liabilities	(905)	(675)	(846)
Provisions	(232)	(189)	(228)
Total current liabilities	(6,408)	(4,530)	(5,353)
Non-current liabilities:
Financial debt and other non-current liabilities	(2,947)	(3,369)	(2,786)
Deferred tax liabilities	(857)	(658)	(813)
Provisions	(886)	(1,186)	(884)
Total non-current liabilities	(4,690)	(5,213)	(4,483)
Total liabilities	(11,098)	(9,743)	(9,836)
Equity:
Shareholders’ equity	(8,532)	(6,755)	(7,439)
Non-controlling interests	(11)	(9)	(10)
Total equity	(8,543)	(6,764)	(7,449)
Total liabilities and equity	(19,641)	(16,507)	(17,285)

Syngenta – July 22, 2011 / Page 12 of 33

Condensed Consolidated Cash Flow Statement

For the six months ended June 30, (US$ million)	2011	2010
Income before taxes	1,763	1,524
Reversal of non-cash items	274	428
Cash (paid)/received in respect of:
Interest and other financial receipts	109	63
Interest and other financial payments	(133)	(183)
Income taxes	(143)	(139)
Restructuring costs	(27)	(22)
Contributions to pension plans, excluding restructuring costs	(34)	(69)
Other provisions	(46)	(31)
Cash flow before change in net working capital	1,763	1,571
Change in net working capital:
Change in inventories	381	293
Change in trade and other accounts receivable and other net current assets	(2,599)	(1,953)
Change in trade and other accounts payable	753	410
Cash flow from operating activities	298	321
Additions to property, plant and equipment	(150)	(183)
Proceeds from disposals of property, plant and equipment	11	8
Purchases of intangible assets	(26)	(75)
Purchases of investments in associates and other financial assets	(17)	(8)
Proceeds from disposals of intangible and financial assets	15	29
Cash flow from (purchases)/disposals of marketable securities, net	(1)	30
Acquisitions and divestments, net	51	(6)
Cash flow used for investing activities	(117)	(205)
Increases in third party interest-bearing debt	80	91
Repayments of third party interest-bearing debt	(109)	(252)
(Purchases)/sales of treasury shares and options over own shares, net	(172)	(73)
Acquisitions of non-controlling interests	-	(12)
Distributions paid to shareholders	(705)	(524)
Cash flow used for financing activities	(906)	(770)
Net effect of currency translation on cash and cash equivalents	19	(17)
Net change in cash and cash equivalents	(706)	(671)
Cash and cash equivalents at the beginning of the period	1,967	1,552
Cash and cash equivalents at the end of the period	1,261	881

Syngenta – July 22, 2011 / Page 13 of 33

Condensed Consolidated Statement of Changes in Equity

	Attributable to Syngenta AG shareholders
(US$ million)	Par value of ordinary shares	Additional paid-in capital	Treasury shares, at cost	Fair value reserves	Cumulative translation adjustment	Retained earnings	Total share- holders’ equity	Non-controlling interests	Total equity
January 1, 2010	6	3,491	(217)	(113)	486	2,820	6,473	14	6,487
Net Income						1,254	1,254	5	1,259
OCI				12	(292)	(119)	(399)		(399)
Total comprehensive income				12	(292)	1,135	855	5	860
Share-based payments and income tax thereon			12			35	47		47
Distributions paid to shareholders						(524)	(524)		(524)
Share repurchases			(93)				(93)		(93)
Other						(3)	(3)	(10)	(13)
June 30, 2010	6	3,491	(298)	(101)	194	3,463	6,755	9	6,764

January 1, 2011	6	3,491	(489)	(36)	658	3,809	7,439	10	7,449
Net Income						1,427	1,427	1	1,428
OCI				34	433	34	501		501
Total comprehensive income				34	433	1,461	1,928	1	1,929
Share-based payments and income tax thereon			19			53	72		72
Distributions paid to shareholders						(705)	(705)		(705)
Share repurchases			(203)				(203)		(203)
Other						1	1		1
June 30, 2011	6	3,491	(673)	(2)	1,091	4,619	8,532	11	8,543

A dividend of CHF 7.00 (US$7.64) (2010: CHF 6.00 (US$5.61)) per share was paid to Syngenta AG shareholders during the period.  The 2011 dividend was paid out of reserves from capital contributions.

Syngenta – July 22, 2011 / Page 14 of 33

Syngenta Group

Notes to Interim Condensed Consolidated Financial Statements

Note 1: Basis of preparation

Nature of operations: Syngenta AG (“Syngenta”) is a global crop protection and seeds business engaged in the discovery, development, manufacture and marketing of a range of agricultural products designed to improve crop yields and food quality.

Basis of presentation and accounting policies: The condensed consolidated financial statements for the six months ended June 30, 2011 and 2010 incorporate the financial statements of Syngenta AG and of all of its subsidiaries (“Syngenta Group”).  They have been prepared in accordance with IAS 34, “Interim Financial Reporting”, and, except as disclosed in Note 3 below, with the accounting policies described in Note 2 to Syngenta’s 2010 annual consolidated financial statements.  Syngenta prepares its annual consolidated financial statements in accordance with International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board (IASB).  The condensed consolidated financial statements were authorized for issue by the Board of Directors on July 20, 2011.

The condensed consolidated financial statements are presented in United States dollars (US$) as this is the major currency in which revenues are denominated.

Impairment losses recognized on goodwill and available-for-sale equity securities in interim financial statements are not reversed in the annual financial statements even if the decline in value which caused the impairment loss to be recognized has reversed by the end of the annual reporting period.

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimated.

Note 2: Seasonality of operations

The timing of Syngenta’s sales, profit and cash flows throughout the year is significantly influenced by seasonal factors.  Operating in the agriculture sector, sales of Syngenta’s products principally occur before and during the growing season. Because many of Syngenta’s largest markets are in the Northern Hemisphere, which has a spring growing season, significantly more sales occur and profit is earned during the first half of the year than in the second half.  Collections of trade accounts receivable from customers in these Northern Hemisphere markets largely occur during the second half of the year.  As a result, operating cash flow typically is significantly lower during the first half of the year than during the second half.

Syngenta – July 22, 2011 / Page 15 of 33

Note 3: Changes in accounting policies

Adoption of new IFRSs

Syngenta has adopted the following new IFRSs in 2011.  Adoption had no effect on Syngenta’s condensed consolidated financial statements.

•	Improvements to IFRSs issued May 2010.

•	Amendments to IAS 32 “Classification of Rights Issues”.

•	IAS 24 (revised November 2009) “Related Party Disclosures”.

•	IFRIC 19 “Extinguishing Financial Liabilities with Equity Instruments”.

Note 4: Business combinations, divestments and other significant transactions

Six months ended June 30, 2011

On March 9, 2011, in order to further strengthen its market position in Latin America, Syngenta purchased 100% of the shares of Agrosan S.A., an agricultural distributor in Paraguay, together with the trademarks related to its business, for US$35 million of cash, US$14 million of which is unconditionally deferred and payable in installments over the period to 2017.  Provisional acquisition accounting estimates for Agrosan’s net assets, none of which are material to Syngenta for any class of assets or liabilities, have been included in the condensed consolidated balance sheet at June 30, 2011.

On April 13, 2011, Syngenta divested its Materials Protection business to Lanxess AG.  The gain on this divestment is shown in restructuring and impairment.

Year ended December 31, 2010

There were no material business combinations, divestments or other significant transactions during the six months ended June 30, 2010.

On September 30, 2010, Syngenta acquired 100% of the shares of Maribo Seed International ApS and its five European subsidiaries for a cash payment, plus contingent payments if certain sales targets are achieved.  Because of the timing of this acquisition, provisional acquisition accounting estimates were included in the December 31, 2010 consolidated balance sheet.  Syngenta finalized the acquisition accounting in 2011, resulting in an immaterial bargain purchase gain.  This has been recognized within restructuring and impairment.

On November 8, 2010, Syngenta acquired the 50% equity interest in Greenleaf Genetics LLC which it did not already own.  The acquisition accounting is not yet complete, and provisional intangible asset fair values have been included in the consolidated balance sheets at June 30, 2011 and December 31, 2010.

The assets, liabilities and acquisition-date fair value of consideration recognized for these 2010 business combinations were as follows:

Syngenta – July 22, 2011 / Page 16 of 33

(US$ million)	Provisional June 30, 2011	Provisional December 31, 2010
Cash and cash equivalents	51	51
Trade receivables and other current assets	41	41
Inventories	30	17
Property, plant and equipment	11	11
Intangible assets	37	42
Deferred tax and other liabilities	(44)	(45)
Net assets acquired	126	117
Fair value of consideration	89	89
Fair value of interest already held by Syngenta	39	39
Goodwill	-	-
Unallocated purchase price	2	11

Acquisition date fair value of consideration comprised US$68 million cash paid, US$16 million other assets and US$5 million acquisition date fair value of contingent future cash payments.

Gross contractual amounts receivable were not materially different from the fair value of acquired receivables.

Movements in goodwill
For the six months ended June 30, (US$ million)	2011	2010
Cost:
January 1	1,677	1,617
Additions from business combinations	-	53
Retirements	(47)	-
Currency translation effects	21	(16)
June 30	1,651	1,654

Accumulated amortization and impairment losses:
January 1	329	322
Impairment	13	-
Retirements	(47)	-
Currency translation effects	7	(5)
June 30	302	317
Net book value, June 30	1,349	1,337

Syngenta – July 22, 2011 / Page 17 of 33

Note 5: Segmental information

Syngenta is organized on a worldwide basis into three reportable segments: Crop Protection, Seeds and Business Development.  No operating segments have been aggregated to form the above reportable operating segments.

For the six months ended June 30, 2011 (US$ million)	Crop Protection	Seeds	Business Development	Elimination(1)	Total
Segment sales – third party	5,609	2,092	1		7,702
Segment sales – other segments	25	-	-	(25)	-
Segment sales	5,634	2,092	1	(25)	7,702
Cost of goods sold	(2,803)	(1,023)	(1)	42	(3,785)
Gross profit	2,831	1,069	-	17	3,917
Marketing and distribution	(727)	(319)	(6)	-	(1,052)
Research and development	(309)	(213)	(37)	-	(559)
General and administrative	(348)	(100)	(9)	-	(457)
Restructuring and impairment	(3)	(16)	-	-	(19)
Operating income/(loss)	1,444	421	(52)	17	1,830
Financial expense, net					(67)
Income before taxes					1,763

For the six months ended June 30, 2010 (US$ million)	Crop Protection	Seeds	Business Development	Elimination(1)	Total
Segment sales – third party	4,972	1,763	5	-	6,740
Segment sales – other segments	24	-	-	(24)	-
Segment sales	4,996	1,763	5	(24)	6,740
Cost of goods sold	(2,357)	(946)	(2)	60	(3,245)
Gross profit	2,639	817	3	36	3,495
Marketing and distribution	(619)	(281)	(3)	-	(903)
Research and development	(275)	(200)	(32)	-	(507)
General and administrative	(342)	(94)	(7)	-	(443)
Restructuring and impairment	(42)	(35)	(7)	-	(84)
Operating income/(loss)	1,361	207	(46)	36	1,558
Income from associates and joint ventures					21
Financial expense, net					(55)
Income before taxes					1,524

All amounts relate to continuing operations.

(1) Intersegment elimination.

Syngenta – July 22, 2011 / Page 18 of 33

Note 6: General and administrative

General and administrative includes gains of US$94 million (2010: losses of US$24 million) on hedges of forecast transactions, which were recognized during the period.

Note 7: Restructuring and impairment before taxes

For the six months ended June 30,
(US$ million)	2011	2010
Cash costs:
Operational efficiency programs	44	53
Integration, acquisition and other costs	9	10
Integrated crop strategy programs	22	-
Total cash costs	75	63
Non-cash costs:
Restructuring and impairment	16	31
Divestment gains	(66)	-
Total non-cash costs	(50)	31
Total restructuring and impairment before taxes(1)	25	94

(1)	US$6 million (2010: US$10 million) is included within cost of goods sold.

Restructuring represents the effect on reported performance of initiating business changes which are considered major and which, in the opinion of management, will have a material effect on the nature and focus of Syngenta's operations, and therefore requires separate disclosure to provide a more thorough understanding of business performance.  Restructuring includes the effects of completing and integrating significant business combinations and divestments.  Restructuring and impairment includes the impairment costs associated with major restructuring and also impairment losses and reversals of impairment losses resulting from major changes in the markets in which reported segments operate.

The incidence of these business changes may be periodic and the effect on reported performance of initiating them will vary from period to period.  Because each such business change is different in nature and scope, there will be little continuity in the detailed composition and size of the reported amounts which affect performance in successive periods.  Separate disclosure of these amounts facilitates the understanding of performance including and excluding items affecting comparability.  Syngenta’s definition of restructuring and impairment may not be comparable to similarly titled line items in financial statements of other companies.

Six months ended June 30, 2011

Total operational efficiency costs of US$44 million included US$28 million for Crop Protection and US$16 million for Seeds.  The Operational Efficiency programs for standardization and consolidation of back office operations continued in 2011, with US$33 million of charges, including US$7 million of charges for further outsourcing of information systems. US$11 million of other operational efficiency costs were incurred, mainly for the reorganization of a site in Switzerland and to realize further synergies in Flowers following the acquisitions made during 2007 to 2009.

Integration and acquisition costs include US$6 million of costs relating mainly to the continuing integration of the Goldsmith and Yoder acquisitions in Flowers, and the Monsanto sunflower business.  Other costs of US$3 million are for the restructuring of warehousing and distribution in France.

Syngenta – July 22, 2011 / Page 19 of 33

Costs of US$22 million were incurred for the Integrated Crop Strategy programs announced in February 2011 consisting of US$6 million for severance and US$16 million for other costs.  Total costs of US$11 million were incurred by the global headquarters, US$6 million by the North American region, US$3 million by the European region and US$2 million by other regions.

Non-cash restructuring and impairment costs consist of US$17 million of impairment in the Crop Protection business, US$6 million, included in cost of goods sold, of reversal of inventory step-up relating to the acquisitions of Maribo Seeds and the Pybas and Synergene lettuce companies and US$3 million of accelerated depreciation for a site in Germany.  These costs are offset by the bargain purchase gain resulting from the Maribo Seeds acquisition accounting.

Divestment gains include gains on the disposal of Syngenta’s Materials protection business to Lanxess AG, and on the disposal of certain assets acquired as part of Monsanto’s sunflower business in 2009, as agreed with the European Commission in connection with their approval of that acquisition.

Six months ended June 30, 2010

Charges for the Operational Efficiency programs were US$26 million for Crop Protection and US$27 million for Seeds and consisted of US$34 million for continuing standardization and consolidation of back office operations, US$7 million for further outsourcing of information systems, and US$12 million of other charges, including costs to realize synergies in the Seeds business following the acquisitions in Flowers during 2007 to 2009.

US$10 million of integration and acquisition costs were incurred relating mainly to the Goldsmith, Monsanto sunflower business and Yoder acquisitions.

Non-cash restructuring and impairment costs included US$13 million of impairment of a site disposal receivable and US$3 million of impairment of a site, both relating to sites in the UK, US$5 million of impairments of available-for-sale investments and US$10 million, included in cost of goods sold, for the reversal of inventory step-ups on acquisitions.

Note 8: Non-cash items included in income before taxes

For the six months ended June 30, (US$ million)	2011	2010
Depreciation, amortization and impairment of:
Property, plant and equipment	163	135
Intangible assets	151	122
Financial assets	-	18
Gain on disposal of non-current assets	(70)	(1)
Deferred revenue and other gains	(32)	(19)
Charges in respect of share based compensation	31	33
Charges in respect of provisions	66	67
Financial expense, net	67	55
Losses/(gains) on hedges reported in operating income	(102)	39
Share of income from associates	-	(21)
Total	274	428

Syngenta – July 22, 2011 / Page 20 of 33

Note 9: Income tax expense

Income tax expense was increased in the first six months of 2011 by US$61 million resulting from a change in prior year estimates related to the taxation of certain licensing transactions.  This was offset by recognition of previously unrecognized deferred tax assets in Argentina and Brazil resulting from an increase in expected future taxable profits in these countries.

Note 10:  Principal currency translation rates

As an international business selling in over 100 countries and having major manufacturing and R&D facilities in Switzerland, the UK, the USA and India, movements in currencies impact Syngenta’s business performance.  The principal currencies and exchange rates against the US dollar used in preparing the condensed consolidated financial statements were as follows:

		Average six months ended June 30,		June 30,	June 30,	December 31,
Per US$		2011	2010	2011	2010	2010
Brazilian real	BRL	1.63	1.79	1.57	1.81	1.66
Swiss franc	CHF	0.91	1.08	0.83	1.08	0.94
Euro	EUR	0.71	0.74	0.69	0.82	0.75
British pound	GBP	0.62	0.65	0.62	0.67	0.65

The average rates presented above are an average of the monthly rates used to prepare the condensed consolidated income and cash flow statements.  The period end rates were used for the preparation of the condensed consolidated balance sheet.

Note 11:  Issuances, repurchases and repayments of debt and equity securities

Six months ended June 30, 2011

During the six months ended June 30, 2011 Syngenta repurchased 615,500 of its own shares at a cost of US$203 million, of which 309,000 shares will be used to meet the future requirements of share-based payment plans and 306,500 shares relate to the share repurchase program announced in February 2011.  No treasury shares were reissued except in accordance with Syngenta’s share based payment plans disclosed in Note 23 to its 2010 annual consolidated financial statements.

Six months ended June 30, 2010

During the six months ended June 30, 2010 Syngenta repurchased 388,700 of its own shares at a cost of US$93 million, of which 100,000 shares will be used to meet the future requirements of share based payment plans and 288,700 shares related to the share repurchase program announced in February 2010.  No treasury shares were reissued except in accordance with Syngenta’s share based payment plans.

Syngenta – July 22, 2011 / Page 21 of 33

Note 12:  Financial instruments

There were no changes in the classification of financial assets nor any transfers of financial instruments between levels of the fair value hierarchy during the period presented.

Note 13:  Commitments and contingencies

There was no significant change in the total amount of commitments and contingencies at June 30, 2011, compared to December 31, 2010.

Note 14:  Subsequent events

No events occurred between the balance sheet date and the date on which these condensed consolidated financial statements were approved by the Board of Directors that would require adjustment to or disclosure in the condensed consolidated financial statements.

Syngenta – July 22, 2011 / Page 22 of 33

Supplementary Financial Information

Financial Summary
	Ex Restructuring & impairment(1)		Restructuring & impairment		As reported under IFRS
For the six months ended June 30, (US$ million)	2011	2010	2011	2010	2011	2010
Sales	7,702	6,740	-	-	7,702	6,740
Gross profit	3,923	3,505	(6)	(10)	3,917	3,495
Marketing and distribution	(1,052)	(903)	-	-	(1,052)	(903)
Research and development	(559)	(507)	-	-	(559)	(507)
General and administrative	(457)	(443)	-	-	(457)	(443)
Restructuring and impairment	-	-	(19)	(84)	(19)	(84)
Operating income	1,855	1,652	(25)	(94)	1,830	1,558
Income before taxes	1,788	1,618	(25)	(94)	1,763	1,524
Income tax expense	(339)	(306)	4	41	(335)	(265)
Net income	1,449	1,312	(21)	(53)	1,428	1,259
Attributable to non-controlling interests	1	5	-	-	1	5
Attributable to Syngenta AG shareholders	1,448	1,307	(21)	(53)	1,427	1,254
Earnings/(loss) per share (US$)(2)
- basic	15.69	14.04	(0.22)	(0.57)	15.47	13.47
- diluted	15.60	13.95	(0.22)	(0.56)	15.38	13.39

	2011	2010	2011 CER(3)
Gross profit margin excl. restructuring & impairment	50.9%	52.0%	52.1%
EBITDA(4)	2,149	1,927
EBITDA margin	27.9%	28.6%	28.3%
Tax rate on results excl. restructuring & impairment	19%	19%
Free cash flow(5)	249	66
Trade working capital to sales(6)	44%	43%
Debt/Equity gearing(7)	25%	36%
Net debt(7)	2,125	2,455

(1)
For further analysis of restructuring and impairment charges, see Note 7 on page 19.  Net income and earnings per share excluding restructuring and impairment are provided as additional information and not as an alternative to net income and earnings per share determined in accordance with IFRS.

(2)
The weighted average number of ordinary shares in issue used to calculate earnings per share were as follows:  For 2011 basic EPS 92,270,329 and diluted 92,807,786; for 2010 basic EPS 93,075,102 and diluted EPS 93,660,855.

(3)	For a description of CER see Appendix A on page 27.

(4)	EBITDA is defined in Appendix B on page 27.

(5)	For a description of free cash flow, see Appendix E on page 30. June 30, 2010 has been restated to reflect the new definition of free cash flow described in the 2010 Full Year Results press release.

(6)	Period end trade working capital as a percentage of twelve-month sales, see Appendix F on page 30.

(7)	For a description of net debt and the calculation of debt/equity gearing, see Appendix G on page 31.

Syngenta – July 22, 2011 / Page 23 of 33

Half Year Segmental Results excluding Restructuring and Impairment

Syngenta	For the six months ended June 30,
(US$ million)	2011	2010	CER %
Third party sales	7,702	6,740	+12
Gross profit	3,923	3,505	+12
Marketing and distribution	(1,052)	(903)	- 13
Research and development	(559)	(507)	- 5
General and administrative	(457)	(443)	- 17
Operating income	1,855	1,652	+12
EBITDA(1)	2,149	1,927	+10
EBITDA (%)	27.9	28.6

Crop Protection (US$ million)
Total sales	5,634	4,996	+10
Inter-segment elimination	(25)	(24)	n/a
Third party sales	5,609	4,972	+10
Gross profit	2,831	2,639	+7
Marketing and distribution	(727)	(619)	- 13
Research and development	(309)	(275)	- 5
General and administrative	(348)	(342)	- 23
Operating income	1,447	1,403	+2
EBITDA(1)	1,642	1,573	+2
EBITDA (%)	29.1	31.5

Seeds (US$ million)
Third party sales	2,092	1,763	+17
Gross profit	1,075	827	+29
Marketing and distribution	(319)	(281)	- 11
Research and development	(213)	(200)	- 3
General and administrative	(100)	(94)	+1
Operating income	443	252	+80
EBITDA(1)	537	352	+54
EBITDA (%)	25.7	20.0

Business Development (US$ million)
Third party sales	1	5	n/a
Gross profit	-	3	n/a
Marketing and distribution	(6)	(3)	- 69
Research and development	(37)	(32)	- 16
General and administrative	(9)	(7)	- 9
Operating (loss)	(52)	(39)	- 28
EBITDA(1)	(47)	(34)	- 32
EBITDA (%)	n/a	n/a

(1)	For a reconciliation of segment EBITDA to segment operating income, see Appendix D on page 29.

Syngenta – July 22, 2011 / Page 24 of 33

Half Year Product Line and Regional Sales

Syngenta	For the six months ended June 30,
(US$ million)	2011	2010	Actual %	CER %
Crop Protection	5,634	4,996	+13	+10
Seeds	2,092	1,763	+19	+17
Business Development	1	5	n/a	n/a
Inter-segment elimination	(25)	(24)	n/a	n/a
Third party sales	7,702	6,740	+14	+12

Crop Protection
Product line
Selective Herbicides	1,747	1,620	+8	+5
Non-selective Herbicides	565	548	+3	- 1
Fungicides	1,729	1,488	+16	+13
Insecticides	858	700	+23	+19
Seed Care	430	369	+17	+13
Professional Products	267	242	+11	+6
Others	38	29	+28	+22
Total	5,634	4,996	+13	+10
Regional(1)
Europe, Africa and Middle East	2,152	1,785	+21	+16
North America	1,568	1,544	+2	-
Latin America	955	833	+15	+14
Asia Pacific	959	834	+15	+9
Total	5,634	4,996	+13	+10

Seeds
Product line
Corn and Soybean	961	806	+19	+19
Diverse Field Crops	515	386	+33	+31
Vegetables	398	360	+10	+8
Flowers	218	211	+4	+1
Total	2,092	1,763	+19	+17
Regional(1)
Europe, Africa and Middle East	952	762	+25	+22
North America	911	811	+12	+12
Latin America	105	77	+36	+34
Asia Pacific	124	113	+10	+7
Total	2,092	1,763	+19	+17

(1)	Mexico sales reported in Latin America (previously NAFTA).

Syngenta – July 22, 2011 / Page 25 of 33

Second Quarter Product Line and Regional Sales

Syngenta	2nd Quarter
(US$ million)	2011	2010	Actual %	CER %
Crop Protection	2,844	2,486	+14	+9
Seeds	848	727	+17	+13
Business Development	1	3	n/a	n/a
Inter-segment elimination	(8)	(4)	n/a	n/a
Third party sales	3,685	3,212	+15	+10

Crop Protection
Product line
Selective Herbicides	920	877	+5	+1
Non-selective Herbicides	315	316	-	-5
Fungicides	848	681	+24	+19
Insecticides	428	349	+23	+17
Seed Care	173	130	+33	+26
Professional Products	139	122	+15	+8
Others	21	11	+78	+66
Total	2,844	2,486	+14	+9
Regional(1)
Europe, Africa and Middle East	1,041	827	+26	+16
North America	873	857	+2	+1
Latin America	480	419	+15	+13
Asia Pacific	450	383	+18	+10
Total	2,844	2,486	+14	+9

Seeds
Product line
Corn and Soybean	327	253	+29	+27
Diverse Field Crops	218	193	+13	+9
Vegetables	221	200	+11	+6
Flowers	82	81	+1	-4
Total	848	727	+17	+13
Regional(1)
Europe, Africa and Middle East	359	297	+21	+13
North America	351	323	+9	+8
Latin America	52	37	+38	+37
Asia Pacific	86	70	+24	+20
Total	848	727	+17	+13

(1)	Mexico sales reported in Latin America (previously NAFTA).

Syngenta – July 22, 2011 / Page 26 of 33

Supplementary Financial Information

Appendix A: Constant exchange rates (CER)

Results in this report from one period to another period are, where appropriate, compared using constant exchange rates (CER).  To present that information, current period results for entities reporting in currencies other than US dollars are converted into US dollars at the prior period's exchange rates, rather than at the exchange rates for the current year.  CER margin percentages for gross profit and EBITDA are calculated by the ratio of these measures to sales after restating the measures and sales at prior period exchange rates.  The CER presentation indicates the underlying business performance before taking into account currency exchange fluctuations.

Appendix B: Reconciliation of EBITDA to net income

EBITDA is defined as earnings before interest, tax, non-controlling interests, depreciation, amortization, restructuring and impairment.  Information concerning EBITDA has been included as it is used by management and by investors as a supplementary measure of operating performance.  Management excludes restructuring from EBITDA in order to focus on results excluding items affecting comparability from one period to the next.  EBITDA is not a measure of cash liquidity or financial performance under generally accepted accounting principles and the EBITDA measures used by Syngenta may not be comparable to other similarly titled measures of other companies.  EBITDA should not be construed as an alternative to operating income or cash flow as determined in accordance with generally accepted accounting principles.

For the six months ended June 30, (US$ million)	2011	2010
Net income attributable to Syngenta AG shareholders	1,427	1,254
Non-controlling interests	1	5
Income tax expense	335	265
Financial expenses, net	67	55
Pre-tax restructuring and impairment	25	94
Depreciation, amortization and other impairment	294	254
EBITDA	2,149	1,927

Syngenta – July 22, 2011 / Page 27 of 33

Appendix C: Segmental results and inter-segment elimination excluding restructuring and impairment

For the six months ended June 30, 2011 (US$ million)	Sales	Gross profit	Operating income	EBITDA
Crop Protection	5,634	2,831	1,447	1,642
Seeds	2,092	1,075	443	537
Business Development	1	-	(52)	(47)
Total	7,727	3 906	1,838	2,132
Inter-segment elimination(1)	(25)	17	17	17
Total 3rd party	7,702	3,923	1,855	2,149

For the six months ended June 30, 2010 (US$ million)	Sales	Gross profit	Operating income	EBITDA
Crop Protection	4,996	2,639	1,403	1,573
Seeds	1,763	827	252	352
Business Development	5	3	(39)	(34)
Total	6,764	3,469	1,616	1,891
Inter-segment elimination(1)	(24)	36	36	36
Total 3rd party	6,740	3,505	1,652	1,927

(1) Crop Protection inter-segment sales to Seeds.

Syngenta – July 22, 2011 / Page 28 of 33

Appendix D: Reconciliation of segment EBITDA to segment operating income

For the six months ended June 30, 2011 (US$ million)	Crop Protection	Seeds	Business Development	Elimination(1)	Total
EBITDA	1,642	537	(47)	17	2,149
Depreciation, amortization & impairment	(195)	(94)	(5)	-	(294)
Income from associates & joint ventures	-	-	-	-	-
Operating income excl. restructuring & impairment	1,447	443	(52)	17	1,855
Restructuring & impairment(2)	(3)	(22)	-	-	(25)
Operating income	1,444	421	(52)	17	1,830

For the six months ended June 30, 2010 (US$ million)	Crop Protection	Seeds	Business Development	Elimination(1)	Total
EBITDA	1,573	352	(34)	36	1,927
Depreciation, amortization & impairment	(167)	(82)	(5)	-	(254)
Income from associates & joint ventures	(3)	(18)	-	-	(21)
Operating income excl. restructuring & impairment	1,403	252	(39)	36	1,652
Restructuring & impairment(2)	(42)	(45)	(7)	-	(94)
Operating income	1,361	207	(46)	36	1,558

(1)       Crop Protection inter-segment sales to Seeds.
(2)       Including reversal of inventory step-up included in Cost of goods sold.

Syngenta – July 22, 2011 / Page 29 of 33

Appendix E: Free cash flow

Free cash flow comprises cash flow from operating and investing activities:

•	excluding investments in and proceeds from marketable securities, which are included in investing activities;
•	excluding cash flows from and used for foreign exchange movements and settlement of related hedges on inter-company loans, which are included in operating activities; and
•	including cash flows from acquisitions of non-controlling interests, which are included in financing activities.

Free cash flow is not a measure of financial performance under generally accepted accounting principles and the free cash flow measure used by Syngenta may not be identical to similarly titled measures in other companies.  Free cash flow has been included as it is used by many investors as a useful supplementary measure of cash generation.

For the six months ended June 30, (US$ million)	2011	2010(1)
Cash flow from operating activities	298	321
Cash flow used for investing activities	(117)	(205)
Cash flow (from)/used for marketable securities	1	(30)
Cash flow used for acquisitions of non-controlling interests	-	(12)
Cash flow (from)/used for foreign exchange movements and settlement of hedges of inter-company loans	67	(8)
Free cash flow	249	66

(1)	June 30, 2010 has been restated to reflect the new definition of free cash flow described in the 2010 Full Year Results press release.

Appendix F: Period end trade working capital

The following table provides detail of trade working capital at June 30, 2011 and 2010 expressed as a percentage of sales for the twelve-month period ended at each date:

(US$ million)	2011	2010
Inventories	3,679	3,441
Trade accounts receivable	5,339	4,197
Trade accounts payable	(3,456)	(2,828)
Net trade working capital	5,562	4,810
Twelve-month sales	12,603	11,077
Trade working capital as percentage of sales (%)	44%	43%

In addition to period end trade working capital and due to the seasonal nature of the business, Syngenta also monitors average trade working capital as a percentage of sales.  This is determined by dividing the average month-end net trade working capital for the past twelve months by sales for the same twelve-month period.

Syngenta – July 22, 2011 / Page 30 of 33

Appendix G: Net debt reconciliation

Net debt comprises total debt net of related hedging derivatives, cash and cash equivalents and marketable securities.  Net debt is not a measure of financial position under generally accepted accounting principles and the net debt measure used by Syngenta may not be comparable to the similarly titled measure of other companies.  Net debt has been included as it is used by many investors as a useful measure of financial position and risk.  The following table provides a reconciliation of movements in net debt during the period:

For the six months ended June 30, (US$ million)	2011	2010(1)
Opening balance at January 1	1,473	1,802
Debt acquired with business acquisitions and other non-cash items	(46)	126
Foreign exchange effect on net debt	70	(4)
Purchase/(sale) of treasury shares	172	73
Dividends paid	705	524
Free cash flow	(249)	(66)
Closing balance at June 30	2,125	2,455
Components of closing balance:
Cash and cash equivalents	(1,261)	(881)
Marketable securities(2)	(18)	(16)
Current financial debt	989	223
Non-current financial debt(3)	2,808	2,952
Financing-related derivatives(4)	(393)	177
Closing balance at June 30	2,125	2,455

(1)	June 30, 2010 has been restated to reflect the new definition of free cash flow described in the 2010 Full Year Results press release.
(2)	Long-term marketable securities are included in other non-current financial assets. Short-term marketable securities are included in derivative and other financial assets.
(3)	Included within financial debt and other non-current liabilities.
(4)
Short-term derivatives are included within derivative and other financial assets and derivative financial liabilities.  Long-term derivatives are included within derivative financial assets and financial debt and other non-current liabilities.

The following table presents the derivation of the Debt/Equity gearing ratio at June 30, 2011 and 2010:

At June 30, (US$ million)	2011	2010
Net debt	2,125	2,455
Shareholders’ equity	8,532	6,755
Debt/Equity gearing ratio (%)	25%	36%

Syngenta – July 22, 2011 / Page 31 of 33

Glossary and Trademarks

All product or brand names included in this results statement are trademarks of, or licensed to, a Syngenta group company. For simplicity, sales are reported under the lead brand names, shown below, whereas some compounds are sold under several brand names to address separate market niches.

Selective Herbicides
AXIAL®	cereal herbicide
BICEP II MAGNUM®	broad spectrum pre-emergence herbicide for corn and sorghum
CALLISTO®	herbicide for flexible use on broad-leaved weeds for corn
DUAL GOLD®	season-long grass control herbicide used in a wide range of crops
DUAL MAGNUM®	grass weed killer for corn and soybeans
FUSILADE® MAX	grass weed killer for broad-leaf crops
TOPIK®	post-emergence grass weed killer for wheat
Non-selective Herbicides
GRAMOXONE®	rapid, non-systemic burn-down of vegetation
TOUCHDOWN®	systemic total vegetation control
Fungicides
ALTO®	Broad spectrum triazole fungicide
AMISTAR®	broad spectrum strobilurin for use on multiple crops
BRAVO®	broad spectrum fungicide for use on multiple crops
REVUS®	for use on potatoes, tomatoes, vines and vegetable crops
RIDOMIL GOLD®	systemic fungicide for use in vines, potatoes and vegetables
SCORE®	triazole fungicide for use in vegetables, fruits and rice
TILT®	broad spectrum triazole for use in cereals, bananas and peanuts
UNIX®	cereal and vine fungicide with unique mode of action
SEGURIS®	new fungicide with a unique mode action that controls the main European wheat diseases
Insecticides
ACTARA®	second-generation neonicotinoid for controlling foliar and soil pests in multiple crops
AMPLIGO®	diamide foliar lepidoptera control, fast and long-lasting, in Vegetables, Corn, Cotton and other field crops
DURIVO®	broad spectrum, lower dose insecticide, controls resistant pests
ENGEO®	broad spectrum, dual mode of action insecticide (Thiamethoxam+lambda), multi crop
FORCE®	unique pyrethroid controlling soil pests in corn
KARATE®	foliar pyrethroid offering broad spectrum insect control
PROCLAIM®	novel, low-dose insecticide for controlling lepidoptera in vegetables and cotton
VERTIMEC®	acaricide for use in fruits, vegetables and cotton
Seed Care
AVICTA®	breakthrough nematode control seed treatment
CRUISER®	novel broad spectrum seed treatment - neonicotinoid insecticide
DIVIDEND®	triazole seed treatment fungicide
MAXIM®	broad spectrum seed treatment fungicide
VIBRANCE™	new proprietary broad spectrum Seed Care Fungicide with novel root health properties
Professional Products
FAFARD®	global brand for growing media
HERITAGE®	strobilurin turf fungicide
ICON®	public health insecticide
Field Crops
AGRISURE®	new corn trait choices
GARST®	US brand for corn and soybean
GOLDEN HARVEST®	brand for corn and soybean in North America and Europe
HILLESHÖG®	global brand for sugar beet
NK®	global brand for corn, oilseeds and other field crops
Vegetables and Flowers
DULCINEA®	consumer produce brand for value-added fruits and vegetables in North America
S&G® vegetables	leading brand in Europe, Africa and Asia
ROGERS® vegetables	leading brand throughout the Americas
GoldFisch®	Flowers Professional brand for cuttings assortment
Goldsmith Seeds	Flowers Professional brand for seeds assortment
Yoder®	Flowers Professional brand for Chrysanthemum assortment

Syngenta – July 22, 2011 / Page 32 of 33

Addresses for Correspondence

Swiss Depositary	Depositary for ADS	Registered Office

SIX SAG AG	Syngenta AG	Syngenta AG
Syngenta Share Register	c/o BNY Mellon Shareowner Services	P.O. Box
P.O. Box	P.O. Box 358016	4002 Basel
CH-4601 Olten	USA-Pittsburgh	Switzerland
PA 15252-8016

Tel: +41 (0)58 399 6133	Tel: +1-866 253 7068 (within USA) Tel. +1-201 680 6825 (outside USA)	Tel: +41 (0)61 323 1111

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions. Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements. We refer you to Syngenta's publicly available filings with the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract therefor.

Syngenta – July 22, 2011 / Page 33 of 33

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG
Date:	July 22, 2011	By:	/s/ Daniel Michaelis
			Name:	Daniel Michaelis
			Title:	Senior Corporate Counsel

/s/ Brigitte Benz
		By:	Name:	Brigitte Benz
			Title:	Deputy Head Shareholder Services & Group Administration